Exhibit 8.1

Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 788 8200 Fax 804 788 8218
File No: 75392.53
December 28, 2017

Chatham Lodging Trust
222 Lakeview Avenue, Suite 200
West Palm Beach, Florida 33401

Chatham Lodging Trust
Qualification as
Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), in connection with the issuance, from time to time, of common shares of beneficial interest, par value $0.01 per share, of the Company (the “Common Shares”) having a maximum aggregate value of $100,000,000, pursuant to a prospectus supplement filed on December 28, 2017 to a prospectus dated January 4, 2017, as part of a registration statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission on January 4, 2017, as amended through the date hereof (File No. 333-215418). You have requested our opinion regarding certain U.S. federal income tax matters.
In giving this opinion letter, we have examined the following:

1.	the Registration Statement, the prospectus (the “Prospectus”), and the prospectus supplement (the “Prospectus Supplement”);

2.	the Company’s Declaration of Trust filed on October 26, 2009 with the Department of Assessments and Taxation of the State of Maryland, and the Articles of Amendment and Restatement;

3.	the Company’s Bylaws;

4.	the Agreement of Limited Partnership of Chatham Lodging, L.P., a Delaware limited partnership;

5.	the taxable REIT subsidiary elections for Chatham TRS Holding, Inc. and Chatham TRS Holding II, Inc.; and

6.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.
In connection with the opinions rendered below, we have assumed, with your consent, that:
1.    each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;
2.    during its taxable year ending December 31, 2017, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;
3.    the Company will not make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4.    no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.
In connection with the opinions rendered below, we also have relied upon the correctness of the representations contained in the Officer’s Certificate, without regard to any qualification as to knowledge and belief. No facts have come to our attention that would cause us to question the accuracy and completeness of the representations in the Officer’s Certificate. Furthermore, where the representations in the Officer’s Certificate involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.
Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate, and the discussions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” and in the Prospectus Supplement under the caption “Additional Material U.S. Federal Income Tax Considerations” (which are incorporated herein by reference), and without further investigation, we are of the opinion that:
(a)    the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2013 through December 31, 2016, and the Company’s current and proposed method of operation will enable it to continue to qualify for taxation as a REIT under the Code for its taxable year ending December 31, 2017 and thereafter; and
(b)    the descriptions of the law and the legal conclusions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” and in the Prospectus Supplement under the caption “Additional Material U.S. Federal Income Tax Considerations” are correct in all material respects.
We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this opinion letter or the Officer’s Certificate.
The foregoing opinions are based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.
The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,
/s/ Hunton & Williams LLP